Portfolio Stress Test

Published April 3 to accompany a <u>letter to investors</u> on the coronavirus (COVID-19) pandemic

Under normal market conditions, we review the position of each asset in the Fundrise portfolio on a periodic basis. Given the extreme uncertainty caused by the ongoing COVID-19 pandemic, we decided to conduct an additional severe "stress test" analysis of the entire portfolio in which we assumed extreme adversity in the real estate market with the intention of providing investors further transparency into what we believe is the relative overall strength of the Fundrise portfolio to withstand such a scenario.

In this overview, we will cover the assumptions that were generally applied to create a "stressed" scenario. For reference, where appropriate measurements are applicable and the historical data exists, we used assumptions that were more severe than what occurred to similar types of assets during the 2008 Great Recession. The result, we believe, is an extreme downside scenario which we remain hopeful will not ultimately come to pass.

Below is a summary of key results from the analysis:

1. More than 82% of the portfolio is invested in residential assets, including rental apartments and senior loans on properties intended for residential use. We believe residential real estate is one of the most defensive asset types to own in this crisis; since shelter, like food, is a basic need.

2. Our equity ownership positions in rental apartments are relatively low-leveraged with fixed-rate loans. The average loan-to-value (LTV) on these assets is approximately 60%.

3. The portfolio of senior loans, both acquisition and construction loans, are held on balance sheet with no additional leverage and are secured by the underlying property. In virtually every case, these assets are located in urban infill locations.

4. Properties that are either currently under development or expected to begin development soon represent 12% of the total portfolio and are owned without any senior debt.

5. Commercial and mixed-use real estate makes up only 6% of the total portfolio and is moderately leveraged with an average of loan-to-value (LTV) of 50 - 55%.



Overall Fundrise portfolio

Stress grade legend

🟩	Returns expected to endure or rebound*	96.4%
🟨	Returns at risk, expect to recover principal	3.4%
🟥	Principal at risk	0.2%

*In the stress test scenario, some assets may experience temporary dips in value or periods of lost income, which we believe would rebound over the full lifecycle of the investment. However, there can be no guarantee that the conditions created by the ongoing COVID-19 global pandemic, or any other future unforeseen event, will not result in greater stress on the assets than is demonstrated here.

$1.1 billion	213	$175 million
net assets under mgmt	real estate assets	cash / liquidity reserves

Investment type and structure	Value	% of total	Stress metric	Stress grade
Equity ownership of real estate			Debt coverage (DSCR)	
Apartments - stabilized	$285.6M	26.0%	1.87	
Commercial / mixed-use - stabilized	$52.6M	4.8%	3.99	
Commercial / mixed-use - development	$98.2M	8.9%	No debt	
Single family homes - rental & for-sale	$49.0M	4.5%	No debt	
Miscellaneous equity	$3.4M	0.3%		
All equity investments	**$488.7M**	**44.5%**		
Fixed-income real estate investments			Loan to value (LTV)	
Apartments - stabilized (preferred structure)	$207.9M	18.9%	82.5%	
Apartments - development (preferred structure)	$69.3M	6.3%	68.9%	
Senior construction or bridge loans	$152.8M	13.9%	71.5%	
Miscellaneous (preferred structure)	$5.3M	0.5%	61.5%	
All fixed-income investments	**$435.3M**	**39.6%**	**76.2%**	
Liquid investments				
Cash & government money market funds	$175.0M	15.9%	—	
Overall Fundrise portfolio	**$1.1B**	**100%**		

Equity ownership of real estate

Primary stress metric: debt service coverage ratio (DSCR)

Debt service coverage ratio (DSCR) is a metric that expresses how much income the property generates relative to the required debt payments. A DSCR of 1.0 means that the property generates enough income to pay debt service, and the higher the DSCR number, the greater the margin of safety. For example, a property with $125,000 of income and $100,000 of debt service each year would have a DSCR of 1.25. The DSCR also allows you to determine the relative drop in income that would have to occur before the property would risk not being able to meet its debt service requirements. In the prior example, the income from the property would have to fall by more than 20% before the DSCR dropped below 1.0.

In addition, many of the equity investments are owned outright, i.e., with no debt. In such cases, the risk of losing the property due to foreclosure (one of the primary ways that real estate investors risk losing principal during a financial crisis) is essentially non-existent since there is no lender.

Apartments - stabilized

25 properties | **$285.5 million** net asset value | **26.0%** of total portfolio

Typical business plan

The Fundrise stabilized apartment strategy is focused on providing well-located and reasonably priced housing for workforce renters. These types of assets have generally better withstood past downturns, as people tend to downsize to more affordable housing during times of economic hardship.



How we stress tested it

We stress tested the operating cash flow by assuming the current coronavirus crisis causes average economic vacancy/loss factor to increase to approximately 32% for a period of 12 months, which would include actual vacancy as well as potential lost income from tenants who miss rent payments.

For context, an economic vacancy / loss factor of 32% is nearly 5 times higher than the existing economic vacancy / loss factor for the portfolio, which has been about 7%, on average, as of Q1 2020. It is also nearly 3 times higher than the peak vacancy nationwide in Q1 2009 of 11.1% during the Great Recession, per data from the Federal Reserve. Since 1956 when Federal Reserve data begins tracking, the average apartment vacancy nationwide has ranged from about 5% to 11%. In other words, we believe that a 32% economic vacancy is an extremely severe stress test.

We used the following definitions in our calculations:

Operating Cash Flow = Gross Income - Total Expenses - Debt Service (i.e, we included a replacement reserve assumption ranging between $250 - 300 / unit / year depending on vintage and used the most recently available trailing 12-month (T-12) figures (annualizing for some assets w/ less than 12 months of operations))

Gross Income = Gross Rent + Other Income - Economic Vacancy (which was applied to Other Income as well as Rental Income)

Property name	Location	Fund(s)	Acquired	Latest net asset value	Q1 2020 occupancy	Q1 2020 DSCR	Stress Grade	Stressed DSCR	Note
Haven Fort Belvoir	Fort Belvoir, VA	Growth eREIT	Jun 27, 2016	$5,161,841	94.7%	1.81		0.99	1a
Haven Woodbridge	Woodbridge, VA	Growth eREIT	Sep 28, 2016	$9,791,175	96.4%	1.73		0.99	1a
Haven Mt Vernon	Alexandria, VA	Growth eREIT	Sep 14, 2016	$17,636,985	93.9%	1.63		0.95	1a
Villas at Meadow Springs	Richland, WA	Growth eREIT	Sep 19, 2016	$7,980,000	93.0%	2.49		1.52	
Grand Reserve at Pavilions	Charlotte, NC	Growth eREIT	Apr 28, 2017	$9,960,000	92.9%	1.83		0.95	1a
The Aspect	Kissimmee, FL	Growth, Heartland	May 30, 2018	$18,414,664	95.8%	1.99		1.09	
The EnV	Hollywood, FL	Growth, Heartland	Jul 18, 2018	$14,838,283	94.9%	1.50		0.83	1a
Amira at Westly	Tampa, FL	Growth eREIT	Jul 18, 2019	$18,117,000	90.0%	1.97		1.09	

Property name	Location	Fund(s)	Acquired	Latest net asset value	Q1 2020 occupancy	Q1 2020 DSCR	Stress Grade	Stressed DSCR	Note
EVO Apartments	Las Vegas, NV	Growth, Heartland	Dec 20, 2019	$43,800,000	88.6%	1.80		1.16	
Sterling Town Center	Raleigh, NC	Growth, Heartland	Aug 28, 2018	$12,117,053	95.9%	1.47		0.86	1a
Haven Columbia Pike	Arlington, VA	East Coast eREIT	Jan 17, 2017	$7,750,000	94.9%	1.77		0.98	1a
Enclave at Lake Ellenor	Orlando, FL	East Coast eREIT	Nov 30, 2016	$11,610,000	95.3%	2.76		1.50	
Mezza Apartments	Jacksonville, FL	East Coast eREIT	Jun 17, 2019	$13,177,500	95.0%	2.01		1.09	
Forest Cove Apartments	Denver, CO	Heartland eREIT	Sep 28, 2017	$6,727,095	97.0%	2.33		1.33	
Asbury Plaza Apartments	Denver, CO	Heartland eREIT	Nov 30, 2017	$5,642,905	96.4%	1.73		0.96	1a
Cedars of San Marcos	San Marcos, TX	Heartland eREIT	Aug 22, 2017	$3,890,000	90.5%	1.76		0.72	1a
The Hamilton	Hendersonville, TN	Growth eREIT II	Jun 28, 2019	$7,203,300	88.8%	1.74		0.90	1a
Twin Lakes Apartments	Palm Harbor, FL	Growth eREIT II	Jun 25, 2019	$12,912,107	95.4%	2.00		1.08	
Runaway Bay Apartments	Pinellas Park, FL	Growth eREIT II	Jun 25, 2019	$8,611,142	96.4%	2.07		1.07	
The Logan	Bedford, TX	Growth eREIT III	Jun 28, 2019	$12,146,304	92.7%	1.73		0.79	1a
Laurel Heights at City View	Fort Worth, TX	Growth eREIT III	Jun 28, 2019	$10,220,018	91.8%	1.68		0.67	1a
Ranch ThreeOFive	Arlington, TX	Growth eREIT III	Jun 28, 2019	$7,384,096	93.4%	1.93		0.95	1a
The Regent	Dallas, TX	Growth eREIT III	Jun 28, 2019	$11,129,653	88.9%	1.75		0.84	1a
Apartment renovation	Los Angeles, CA	West Coast eREIT	Jun 11, 2019	$4,408,339	100.0%	No debt		No debt	1b
Stabilized apartments	Los Angeles, CA	Growth eREIT II	Sep 20, 2018	$1,073,798	100.0%	No debt		No debt	1b
Stabilized apartments	Los Angeles, CA	Growth eREIT II	Oct 5, 2018	$1,354,773	83.0%	No debt		No debt	1b
Apartment renovation	Los Angeles, CA	Growth eREIT II	Dec 10, 2018	$695,345	100.0%	No debt		No debt	1b
Apartment renovation	Los Angeles, CA	Growth eREIT II	Aug 2, 2019	$1,003,238	100.0%	No debt		No debt	1b
Stabilized apartments	Los Angeles, CA	Growth eREIT III	Mar 28, 2019	$808,945	100.0%	No debt		No debt	1b
Total or weighted avg				**$285,565,559**	**93.1%**	**1.87**		**1.03**	

1a. Under the stress test scenario, it is projected that several stabilized apartment properties would have their DSCR fall below 1.0. In such circumstances, we project that these properties would require a total additional investment of roughly $1,500,000 in cash reserves to cover their collective debt service over the entire 12 month period.

1b. As Manager, we chose not to place any debt on these small-balance apartments.

Mixed-use - development

20 properties $98.2 million net asset value   8.9% of total portfolio



Typical business plan

The Fundrise mixed-use development strategy is focused on acquiring well-located but underutilized properties in core urban infill locations, particularly in clusters or portfolios that allow us to achieve a critical mass. These properties are intended to be developed over a long-term horizon and aim to meet the growing demand for both residential and commercial uses in large cities. These types of assets typically generate little to no cash-flow in the near term but benefit from long-term appreciation potential due to the highly supply-constrained nature of most urban markets.

How we stress tested it

We chose to not place any debt on the assets the funds own directly that are either in development or that we intend to begin development on in the near future. As a result, there is little to no risk of loss from a property lender. Most projects are recently acquired and in pre-development. Any cash reserves required are for the permitting, architectural work, and other soft costs to be spent as the projects progress through the entitlement/zoning process. Also, historically, during a recession, local governments have typically been more supportive of development, and construction costs tend to be much lower, both of which would potentially be beneficial to the business plan for these types of investments.

Property name	Location	Fund(s)	Acquired	Latest net asset value	Q1 2020 occupancy	Q1 2020 DSCR	Stress Grade	Stressed DSCR	Note
Commercial renovation	Los Angeles, CA	West Coast eREIT	Jun 20, 2019	$1,522,468	100.0%	No debt		No debt	
Commercial renovation	Los Angeles, CA	West Coast eREIT	Jul 22, 2019	$3,110,720	0.0%	No debt		No debt	
Commercial renovation	Los Angeles, CA	Growth eREIT II	Jun 5, 2019	$3,133,400	100.0%	No debt		No debt	
Commercial renovation	Los Angeles, CA	Growth eREIT II	Aug 7, 2019	$3,793,590	0.0%	No debt		No debt	
Commercial renovation	Los Angeles, CA	Growth eREIT 2019	Jul 25, 2019	$7,325,389	0.0%	No debt		No debt	
New apartment developm…	Los Angeles, CA	Growth eREIT 2019	Jul 31, 2019	$4,190,601	100.0%	No debt		No debt	
New apartment developm…	North Brentwood, MD	Growth eREIT 2019	Jun 27, 2019	$7,686,943	100.0%	No debt		No debt	
New commercial develop…	North Brentwood, MD	Growth eREIT 2019	Nov 8, 2019	$4,100,143	0.0%	No debt		No debt	
Commercial renovation	Los Angeles, CA	Growth eREIT 2019	Dec 6, 2019	$7,190,500	0.0%	No debt		No debt	
New commercial develop…	Los Angeles, CA	Growth eREIT 2019	Dec 31, 2019	$1,500,000	0.0%	No debt		No debt	
LA Design Center	Los Angeles, CA	Growth eREIT VI	Feb 7, 2020	$15,000,000	0.0%	No debt		No debt	
New industrial development	Springfield, VA	East Coast eREIT	Jan 15, 2020	$15,500,000	40.0%	No debt		No debt	
New apartment developm…	Landover, MD	Growth eREIT V	Dec 26, 2019	$6,150,000	0.0%	No debt		No debt	

Property name	Location	Fund(s)	Acquired	Latest net asset value	Q1 2020 occupancy	Q1 2020 DSCR	Stress Grade	Stressed DSCR	Note
SLO Housing Portfolio (7 a...	Los Angeles, CA	Los Angeles eFund	Mostly 2017	$18,016,242	0.0%	No debt		No debt	
Total or weighted avg				**$98,219,996**		**No debt**		**No debt**	

Mixed-use - stabilized

4	$52.6 million	4.8%
properties	net asset value	of total portfolio

Due to the relatively unique aspects of each of these properties, we stress tested them on an individual basis as detailed in the footnotes.

Property name	Location	Fund(s)	Acquired	Latest net asset value	Q1 2020 occupancy	Q1 2020 DSCR	Stress Grade	Stressed DSCR	Note
Hamption Station	Greenville, SC	East Coast eREIT	Aug 16, 2019	$4,622,674	68.0%	1.79		0.00	2a
Stabilized commercial	Washington, DC	Growth eREIT 2019	Sep 25, 2019	$6,450,000	90.0%	2.43		2.43	2b
Carlyle Corner	Alexandria, VA	Growth eREIT V	Mar 9, 2020	$36,435,335	89.0%	4.54		1.58	2c
Stabilized commercial	North Brentwood, MD	Growth eREIT II	Jun 27, 2019	$5,072,332	100.0%	No debt		No debt	2d
Total or weighted avg				**$52,580,341**	**88.3%**	**3.99**		**1.57**	

2a. The stress test assumes that extreme social distancing and/or the lockdown is required for 12 months and no retail tenants pay their rent for the entire 12 months. The result is a projected shortfall on the annual debt service which is paid by the fund.

2b. The property is leased to the US Postal Service, which the stress test assumes continues to pay rent in full.

2c. The stress test assumes that extreme social distancing and/or the lockdown is required for 12 months and no retail tenants pay their rent for the entire 12 months except for those tenants that are considered essential services and the tenants with corporate credit. Stress test also assumes that 20% of the office tenants do not pay rent, and there is no parking revenue for that period.

2d. Property has no debt and is leased to Beacon Roofing Supply, Inc. (NASDAQ: BECN), which the stress test assumes continues to pay rent in full.

Single-family homes

74 properties	**$49.0 million** net asset value	**4.5%** of total portfolio

Typical business plan

The Fundrise single-family home rental and for-sale strategies are both focused on capitalizing on the undersupply of relatively affordable single family homes in major urban markets such as Washington, DC and Los Angeles. As millennials continue to age out of apartments and begin to start families, we believe, once the current COVID-19 crisis has passed, the demand for these types of "starter homes" will continue to increase overtime. The Fundrise rental strategy aims to provide these homes for rent with the long-term upside of either renovating or selling, while the Fundrise for-sale strategy is focused on renovating and providing the homes for sale in the near term. While to date rising construction costs have been detrimental to the home renovation business, once the country is through the current crisis, potentially lower mortgage rates and the desire to move out of an apartment into a home may create unexpectedly higher demand for new homes.



How we stress tested it

None of the homes carries any property debt. As a result, there is little to no risk of loss from a property lender. Any cash reserves required are for limited ongoing development or home renovations. The majority of current rental vacancy is as a result of homes under renovation that have not been put on the market for lease up. We assumed all homes would continue to be held through the 12 month period and that any relative near term decrease in value would ultimately revert back once the market stabilized.

Property name	Location	Fund(s)	Acquired	Latest net asset value	Q1 2020 occupancy	Q1 2020 DSCR	Stress Grade	Stressed DSCR	Note
DC Rental Portfolio (6 hom...	Washington, DC	Washington DC eFund	Mostly 2017	$3,903,888	100.0%	No debt		No debt	
DC For-Sale Portfolio (18 h...	Washington, DC	Washington DC eFund	Mostly 2017	$14,393,965	N/A	No debt		No debt	3a
LA Rental Portfolio (20 ho...	Los Angeles, CA	Los Angeles eFund	Mostly 2017	$13,806,035	91.8%	No debt		No debt	
National Rental Portfolio (...	Los Angeles & Atlanta	National eFund	Mostly 2018	$16,858,950	84.4%	No debt		No debt	
Total or weighted avg				**$48,962,838**		**No debt**		**No debt**	

3a. The stress test assumes that extreme social distancing and/or the lockdown is effectively in place for 12 months and new home sales see weakened demand. As a result, some homes are sold at or near cost (i.e., no profit).

Miscellaneous equity

2 properties	**$3.4 million** net asset value	**0.3%** of total portfolio

Due to the relatively unique aspects of each of these properties, we stress tested them on an individual basis as detailed in the footnotes.

Property name	Location	Fund(s)	Acquired	Latest net asset value	Q1 2020 occupancy	Q1 2020 DSCR	Stress Grade	Stressed DSCR	Note
Commercial renovation	Atlanta, GA	Growth eREIT II	Sep 14, 2018	$1,353,750	17.0%	0.00		0.20	4a
3008 W Marathon St (joint...	Los Angeles, CA	Los Angeles eFund	May 17, 2018	$2,037,059	N/A	0.00		0.00	4b
Total or weighted avg				**$3,390,809**					

4a. The property is currently 100% pre-leased. The stress test assumes that extreme social distancing and/or the lockdown is required for 12 months and no retail tenants pay their rent for the entire 12 months except for those tenants that are considered essential services and the tenants with corporate credit. The result is a projected shortfall on the annual debt service of $225,000 which is paid by Growth eREIT II.

4b. The property consists of 12 newly-built homes that were recently completed and currently on the market for sale, with 5 of those homes under contract as of March 31, 2020. The stress test assumes that extreme social distancing and/or the lockdown is effectively in place for 12 months and new home sales see weakened demand. As a result, all the homes are sold at cost (i.e no profit) and the lender requires 12 months of debt service covered by Los Angeles eFund.

Real estate debt and debt-like structures

Stress metric: loan to value ratio (LTV)

For real estate debt and similar fixed-income investments, we believe that fundamentally the relative relationship of our investment basis to the value of the property, as represented by the loan-to-value ratio (LTV), is the most important measure of the probability of preserving principal and return. In the stressed scenario, to determine our projected basis, we assume that income for all the loans falls to nearly zero for a 12 month period, any project under development is delayed for a 12 month period, and all senior lenders require the funding of a new 12 month interest reserve. Conversely, for the projected value of the properties we chose not to revise them under the stressed LTVs as we did not feel confident in forecasting when values will recover and in what manner. Instead, we concluded a continued reasonable assumption over the life of the investment was to use actual cost or 'as completed' appraisals as the measure for value.

While these stress test assumptions are broad, and in many cases feel unlikely to occur, we take additional comfort knowing that 65% of the fixed income portfolio is invested in apartments and over 95% in residential assets more broadly. Though prices (and values) may vary in the short term, we believe that well located, supply constrained real estate owned at a basis below replacement costs is fundamentally a sound value investment strategy.

Apartments - stabilized (preferred structure) 35 properties | $207.9 million net asset value | 18.8% of total portfolio

Typical business plan

The Fundrise preferred equity stabilized apartment strategy, like the Fundrise equity strategy, is focused on providing well-located and reasonably priced housing for workforce renters. The primary difference being that rather than holding an equity with potential upside, we hold a preferred equity position that is senior in payment priority to the equity (this is generally considered a relatively lower risk position with a lower potential return than equity). As before, we believe these types of assets generally have better withstood past economic downturns as people tend to downsize to more affordable housing during times of economic hardship.



How we stress tested it

We stress tested each investment's loan to value (LTV) and operating cash flow by assuming the current coronavirus crisis causes average approximate 34% economic vacancy/loss factor for 12 months, which would include actual vacancy as well as potential non-collections from tenants' missed rent payments and bad debt.

An economic vacancy/loss factor of 34% is 2.5x higher than the existing economic vacancy/loss factor of about 9% portfolio average as of Q1 2020 and nearly 4x higher than the peak vacancy nationwide in Q1 2009 of 11.1% during the Great Recession, per data from the Federal Reserve. Since 1956 when Federal Reserve data begins tracking, the average apartment vacancy nationwide has ranged from about 5% to 11%. In other words, we believe that 34% economic vacancy is an extremely severe stress test.

We assumed the eREITs fund any potential shortfall as a result of the average 34% economic vacancy/loss factor, which adds to the principal balance. Any unpaid interest and new funding accrue at least at the standard gross interest rate.

We used the following definitions in our calculations:

Operating Cash Flow = Gross Income - Total Expenses - Debt Service For those with a detailed understanding of residential apartment underwriting, we included a replacement reserve assumption ranging between $200 - 300 per unit per year, depending on vintage and used the most recently available trailing 12-month (T-12) figures, annualizing for some assets with less than 12 months of operations.

Gross Income = Gross Rent + Other Income - Economic Vacancy (which was applied to Other Income as well as Rental Income)

Property name	Location	Fund(s)	Acquired	Latest net asset value	Q1 2020 occupancy	Q1 2020 LTV	Stress Grade	Stressed LTV	Note
Aspen Heights	Springfield, MO	Income eREIT	Dec 11, 2017	$4,527,000	84.1%	74.3%		75.6%	
The Grove at Trinity Pointe	Cordova, TN	Income eREIT	Mar 2, 2016	$3,765,000	89.2%	80.7%		84.9%	
Aventine at Oakhurst North	Aurora, IL	Income eREIT	Oct 30, 2017	$8,009,422	94.4%	77.3%		80.1%	
Villages at Woodmen	Colorado Springs, CO	Income eREIT	Nov 10, 2017	$1,102,329	92.3%	69.0%		70.8%	
Verse at Royal Palm Beach	Royal Palm Beach, FL	Income eREIT	Dec 10, 2018	$5,652,771	96.5%	78.8%		80.5%	
Coastal Village				$7,437,787	91.6%	88.4%		91.3%	

Property name	Location	Fund(s)	Acquired	Latest net asset value	Q1 2020 occupancy	Q1 2020 LTV	Stress Grade	Stressed LTV	Note
	Fort Myers, FL	Income eREIT	Jun 29, 2018						
The Watson	Dallas, TX	Income eREIT 2019	Sep 6, 2019	$3,362,617	93.5%	62.3%		65.4%	
Olympus Harbor Island	Tampa, FL	Income, East Coast	Nov 8, 2019	$30,775,000	91.8%	84.5%		86.7%	
The Reef	Fort Myers, FL	Growth, Income II	Aug 31, 2018	$14,873,992	93.4%	80.7%		82.6%	
Sandtown Vista	Atlanta, GA	East Coast eREIT	Nov 21, 2016	$5,016,692	94.9%	61.4%		62.9%	
Siena Apartments	Plantation, FL	Income eREIT	Dec 10, 2018	$6,324,685	94.5%	71.2%		72.2%	
The Mark	Alexandria, VA	East Coast eREIT	Apr 27, 2018	$11,360,301	92.1%	88.8%		92.4%	
1803 19th St NW	Washington, DC	East Coast eREIT	Nov 30, 2017	$479,526	90.0%	90.1%		95.3%	
The George	Anaheim, CA	West Coast eREIT	Dec 21, 2018	$10,143,778	92.6%	69.1%		70.2%	
Chestnut Springs	Colorado Springs, CO	Heartland eREIT	Jul 17, 2017	$266,060	94.5%	53.0%		54.1%	
Wind River Place	Colorado Springs, CO	Heartland eREIT	Jul 17, 2017	$376,500	98.3%	51.8%		52.4%	
The Lennox	Las Vegas, NV	Heartland eREIT	May 24, 2019	$3,522,518	90.0%	74.0%		76.3%	
The Clare	Southaven, MS	Heartland eREIT	May 31, 2019	$6,081,354	95.1%	88.8%		92.4%	
Belterra	Dallas, TX	Heartland eREIT	Aug 15, 2019	$3,919,784	90.0%	90.5%		94.3%	
Estancia	Dallas, TX	Heartland eREIT	Aug 15, 2019	$3,857,565	96.7%	90.5%		92.9%	
23Hundred at Ridgeview	Plano, TX	Income eREIT II	Dec 10, 2018	$6,078,326	91.5%	77.0%		78.7%	
Ten35 Alexander	Augusta, GA	Income eREIT III	May 31, 2019	$30,694,618	92.5%	84.7%		87.1%	5a
Carriage House	Savannah, GA	Income eREIT III	May 31, 2019		93.4%	84.7%		87.1%	5a
Ridgewood	Savannah, GA	Income eREIT III	May 31, 2019		91.0%	84.7%		87.1%	5a
Heritage at Riverstone	Canton, GA	Income eREIT III	May 31, 2019		95.5%	84.7%		87.1%	5a
Falls at Spring Creek	Macon, GA	Income eREIT III	May 31, 2019		92.9%	84.7%		87.1%	5a
Legacy at River Crossing	Macon, GA	Income eREIT III	May 31, 2019		94.5%	84.7%		87.1%	5a
Riverstone	Macon, GA	Income eREIT III	May 31, 2019		91.8%	84.7%		87.1%	5a
Azure Cove	Garden City, GA	Income eREIT III	May 31, 2019		92.0%	84.7%		87.1%	5a
Kessler Point	Garden City, GA	Income eREIT III	May 31, 2019		87.5%	84.7%		87.1%	5a
The Arbors	Garden City, GA	Income eREIT III	May 31, 2019		92.3%	84.7%		87.1%	5a

Property name	Location	Fund(s)	Acquired	Latest net asset value	Q1 2020 occupancy	Q1 2020 LTV	Stress Grade	Stressed LTV	Note
Alhambra	Savannah, GA	Income eREIT III	May 31, 2019		89.9%	84.7%		87.1%	5a
Poinsett	Greenville, SC	Income eREIT 2019	Sep 30, 2019	$14,595,519	95.0%	90.2%		93.9%	
Ingleside	North Charleston, SC	Income eREIT 2019	Sep 30, 2019	$15,466,564	94.0%	86.8%		90.1%	
Carrington Oaks	Buda, TX	Income eREIT 2019	Dec 3, 2019	$10,220,000	94.1%	85.2%		87.2%	
Total or weighted avg				**$207,909,708**	**93.0%**	**82.5%**		**85.0%**	

5a. Fundrise preferred equity investment is senior to all common equity on a pooled basis for the combined portfolio of 11 apartment buildings.

Apartments - development (preferred structure)

13 properties

$69.3 million net asset value

6.3% of total portfolio



Typical business plan

Financing the development of new apartment communities in fast-growing markets, primarily in the Southeast. The Fundrise preferred structure is similar to debt, where the respective eREITs are entitled to a fixed rate of return which is senior to the sponsor's equity in terms of priority of payment but still junior to the senior loan.

How we stress tested it

We stressed potential capital needs by assuming every project is delayed by 12 months by the current coronavirus crisis, regardless of status (whether the project is just starting construction, near completion, or in lease-up). We assumed each senior lender would require the funding of an additional 12 months of interest reserve at a 5% interest rate, plus any outstanding balance of the senior loan and the applicable fund's preferred equity investment accrue for the additional 12 month. We forecast, on a stressed basis, one project requiring a potential payment of $1 million for construction cost overrun, covered by a fund rather than the borrower, which increases the investment's LTV basis.

Property name	Location	Fund(s)	Acquired	Latest net asset value	Q1 2020 occupancy	Q1 2020 LTV	Stress Grade	Stressed LTV	Note
Volaris Live Oak	Sarasota, FL	Income eREIT	Oct 11, 2017	$4,898,910	82.0%	61.8%		65.9%	
Pico and Western	Los Angeles, CA	Growth eREIT	May 15, 2018	$5,887,956	N/A	68.5%		77.0%	
Quest at Cedar Park	Cedar Park, TX	Growth eREIT	May 9, 2018	$10,699,956	N/A	77.7%		83.7%	
Vue at the Quarter	Atlanta, GA	East Coast eREIT	May 1, 2018	$5,992,744	N/A	71.5%		76.4%	
Capital Club Apartments	Indian Land, SC	East Coast eREIT	Aug 30, 2017	$7,320,088	N/A	65.8%		70.8%	
Volaris Starkey Ranch	Odessa, FL	East Coast eREIT	Oct 30, 2017	$6,009,828	84.0%	58.9%		62.7%	
Walcott Hackensack	Hackensack, NJ	East Coast eREIT	Aug 16, 2018	$4,084,205	N/A	59.1%		62.7%	
Estraya on the Bluffs	Georgetown, TX	Heartland eREIT	Nov 27, 2017	$6,074,469	45.0%	64.4%		68.9%	
Walcott Denver	Denver, CO	Heartland eREIT	Jun 20, 2018	$2,952,059	N/A	54.8%		58.3%	
Cherokee Flats	Denver, CO	Heartland eREIT	Nov 27, 2018	$1,294,734	N/A	60.5%		64.7%	
Mosby Lakeside	Pooler, GA	Income eREIT II	Nov 5, 2018	$8,826,304	N/A	83.7%		90.1%	
Park 20 Apartments	Everett, WA	Income eREIT II	Sep 5, 2019	$133,240	N/A	72.4%		77.8%	
Mosby University City	Charlotte, NC	Growth eREIT II	Mar 1, 2019	$5,153,018	N/A	68.5%		73.2%	
Total or weighted avg				**$69,327,511**		**68.9%**		**74.1%**	

Senior construction or bridge loans

31	$152.8 million	13.9%
properties	net asset value	of total portfolio

Typical business plan

Nearly the entirety of the Fundrise senior debt portfolio consists of financing the entitlement or construction of mid-sized residential properties in supply-constrained California, particularly infill locations in Los Angeles. The market for this mid-sized entitlement and construction financing has proven to be inefficient and underserved by traditional banks creating opportunities for higher relative risk-adjusted returns.



How we stress tested it

We stress tested each loan's basis by assuming all loan timelines are delayed by 12 months by the current coronavirus crisis , resulting in an increased accrued basis for each loan net of interest reserves.

Property name	Location	Fund(s)	Acquired	Latest net asset value	Q1 2020 occupancy	Q1 2020 LTV	Stress Grade	Stressed LTV	Note
Home construction	Los Angeles, CA	Income eREIT	Nov 2, 2018	$5,002,000	N/A	76.9%		84.7%	
Gramercy Urban Rowhomes	Los Angeles, CA	Income eREIT	May 1, 2017	$2,556,219	N/A	18.4%		19.9%	
Station East	Union City (SF), CA	Income eREIT	Sep 3, 2019	$25,025,000	N/A	79.3%		86.5%	
Home construction	Los Angeles, CA	Income eREIT	Jun 14, 2019	$4,601,840	N/A	70.8%		77.8%	
Home construction	Los Angeles, CA	Income eREIT	May 21, 2018	$9,714,784	N/A	64.9%		70.9%	
Home construction	Washington, DC	Income eREIT	Jun 4, 2018	$6,130,521	N/A	86.4%		95.2%	
Home construction	Los Angeles, CA	Income eREIT	Aug 9, 2018	$2,701,080	N/A	64.9%		72.4%	
New apartment developm...	San Pedro, CA	Income eREIT	Aug 23, 2018	$2,601,040	N/A	72.2%		79.4%	
New apartment developm...	Los Angeles, CA	West Coast eREIT	Apr 12, 2019	$3,001,200	N/A	72.3%		79.8%	
New apartment developm...	San Pedro, CA	West Coast eREIT	Jun 4, 2019	$3,000,000	N/A	85.7%		94.2%	
New apartment developm...	Los Angeles, CA	West Coast eREIT	Dec 2, 2019	$4,604,600	N/A	75.2%		81.6%	
Home construction	Los Angeles, CA	West Coast eREIT	Mar 5, 2018	$2,696,078	N/A	57.7%		64.0%	
Home construction	Los Angeles, CA	West Coast eREIT	Apr 6, 2018	$3,227,000	N/A	101.1%		112.7%	7a
Home construction	Daly City, CA	West Coast eREIT	May 30, 2018	$15,906,360	N/A	43.9%		48.5%	
New apartment developm...	Los Angeles, CA	West Coast eREIT	Oct 10, 2018	$2,000,800	N/A	71.4%		79.7%	
Home construction	Los Angeles, CA	Income eREIT II	Mar 19, 2019	$1,662,150	N/A	83.5%		91.6%	
Home construction	Los Angeles, CA	Income eREIT II	Apr 8, 2019	$1,330,178	N/A	78.7%		86.2%	

Property name	Location	Fund(s)	Acquired	Latest net asset value	Q1 2020 occupancy	Q1 2020 LTV	Stress Grade	Stressed LTV	Note
Commercial renovation	Los Angeles, CA	Income eREIT II	Jan 14, 2019	$891,006	N/A	77.5%		86.4%	
New apartment developm...	San Pedro, CA	Income eREIT II	Apr 9, 2019	$3,000,121	N/A	70.9%		78.0%	
New apartment developm...	Los Angeles, CA	Income eREIT II	May 20, 2019	$4,051,290	N/A	84.4%		92.8%	
Commercial renovation	Los Angeles, CA	Income eREIT II	Oct 24, 2019	$2,762,932	N/A	66.3%		72.3%	
New apartment developm...	Long Beach, CA	Income eREIT II	Dec 19, 2019	$6,500,000	N/A	41.7%		43.9%	
New apartment developm...	Los Angeles, CA	Income eREIT III	Oct 8, 2019	$4,000,000	N/A	79.4%		86.1%	
New apartment developm...	Los Angeles, CA	Income eREIT III	Oct 16, 2019	$6,650,000	N/A	83.7%		90.8%	
New apartment developm...	Los Angeles, CA	Income eREIT III	Oct 15, 2019	$3,350,000	N/A	83.8%		91.6%	
New apartment developm...	Los Angeles, CA	Income eREIT 2019	Jul 19, 2019	$3,000,000	N/A	70.7%		77.4%	
Home construction	Los Angeles, CA	LA eFund	Nov 20, 2017	$2,849,729	N/A	92.6%		101.2%	7b
Home construction	Los Angeles, CA	LA eFund	Aug 4, 2017	$2,500,000	N/A	104.3%		114.7%	7c
Apartment renovation	Brooklyn, NY	Income eREIT II	Feb 19, 2019	$2,822,152	N/A	80.6%		86.4%	
Apartment renovation	Ann Arbor, MI	Income eREIT	Mar 30, 2018	$5,190,773	97.0%	83.1%		90.0%	
New apartment development	Atlanta, GA	Income eREIT V	Mar 9, 2020	$9,460,000	N/A	68.3%		73.0%	
Total or weighted avg				**$152,788,853**		**71.5%**		**78.1%**	

7a. West Coast eREIT has placed the borrower in default.

7b. Los Angeles eFund has placed the borrower in default.

7c. Los Angeles eFund has placed the borrower in default.

Miscellaneous - preferred structure

3 properties	$5.3 million net asset value	0.5% of total portfolio

Due to the relatively unique aspects of each of these properties, we stress tested them on an individual basis as detailed in the footnotes.

Property name	Location	Fund(s)	Acquired	Latest net asset value	Q1 2020 occupancy	Q1 2020 LTV	Stress Grade	Stressed LTV	Note
Ace Hotel Pittsburgh	Pittsburgh, PA	Income eREIT	Dec 15, 2015	$1,948,349	N/A (hotel)	82.0%		N/A	8a
Edgewood (office & wareh...	Washington, DC	Income eREIT	Jan 8, 2018	$2,852,906	19.0%	46.2%		51.8%	8b
Englewood Square (retail)	Chicago, IL	Heartland eREIT	Nov 2, 2017	$500,000	100.0%	74.3%		86.4%	8b
Total or weighted avg				**$5,301,255**		**61.50%**		**88.62%**	

8a.

The stress test assumes the hotel remains closed or maintains record low occupancy for 12 months. As a result, the senior lender could foreclose on Income eREIT's preferred equity investment, which would wipe out the investment.

8b. The stress test assumes that extreme social distancing and/or the lockdown is required for 12 months. The stress tested loan to values (LTV) assume all tenants cease paying rent during the period and both the senior loans and the applicable fund's preferred equity investments accrue interest for an additional 12 months without any current payments or pay downs.

Disclaimers

The information contained in this Fundrise portfolio stress test is for informational purposes only, and has not been reviewed, compiled or audited by any independent third-party or public accountant. Further, this analysis is specific to the underlying assets held by each fund sponsored by Fundrise, and is not intended to project how any particular fund will perform in the future.

Obviously we cannot predict the future, and, while we believe that the assumptions contained herein to be extremely severe, there can be no guarantee that the conditions created by the ongoing COVID-19 global pandemic, or any other future unforeseen event, will not result in greater stress on the assets than is demonstrated here. In such a scenario, there may be greater risk to the various assets than is presented in this analysis.

All of the information contained herein is based on the most recently available data as of April 2, 2020. We undertake no obligation to update or review any of the information contained herein, whether as a result of new information, future developments or otherwise.

This analysis contains numerous forward-looking statements You can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "projects," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in this analysis.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

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